

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Sanjay K. Morey
Co-Chief Executive Officer and President
Twin Ridge Capital Acquisition Corp.
707 Menlo Avenue, Suite 110
Menlo Park, CA 94025

> **Re: Twin Ridge Capital Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 23, 2021**
> **File No. 333-252363**

Dear Mr. Morey :

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed February 23, 2021

Prospectus Summary
Payments to insiders, page 30

1. We note your revised disclosure concerning payments to insiders. Regarding the second bullet point:

   - Please tell us how the payments and reimbursements you refer to in this bullet are different from the payments for office space, secretarial and administrative services and out-of-pocket costs you refer to in the third and fourth bullet points, and please revise your disclosure accordingly. In doing so, please clarify the applicability of the $10,000 per month cap to these payments and reimbursements.

- Please revise your disclosure to clarify the scope of the "certain fees" you refer to in the final clause of this bullet. In doing so, please explain the nature of these fees. If they are finders' fees or similar fees for serving as an intermediary in a business combination transaction, please clarify to whom they could be paid, what funds could be used to fund payment, and add appropriate risk factor disclosure to describe the potential impacts on investors.

Please make conforming revisions throughout the prospectus.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services